UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at October 2, 2008

ANOORAQ RESOURCES CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 0-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Philip Kotze
President & CEO

Date: October 2, 2008

* Print the name and title of the signing officer under his signature

Ste. 1020-800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.anooraqresources.com

    ANOORAQ PROVIDES MARKET UPDATE ON FINANCING STRATEGY
FOR LEBOWA ACQUISITION

October 2, 2008. Vancouver, BC - Anooraq Resources Corporation ("Anooraq" or the "Company") (TSXV: ARQ; AMEX: ANO; JSE: ARQ) announced today that the Company and its controlling shareholder, the Pelawan Trust ("Pelawan"), are in advanced negotiations for the conclusion of a financing for the Company, in light of the current downturn in international equity markets.

The successful conclusion of these negotiations will result in Pelawan completing the unconditional exercise of all of the Pelawan warrants, referred to in the Company's news release dated 24th December 2007, and the Company not effecting a general public offering of new Anooraq shares. In terms of the financing, the Company will still issue new Anooraq shares in an amount of approximately ZAR 150 million to the Company's ESOP and Community trusts, referred to in the Company's news release of 14th April, 2008.

The financing, together with the conclusion of the debt finance facility from Standard Chartered Bank, detailed in the Company's news release of 20th May, 2008 will enable the Company to finance its acquisition of a 51% controlling interest in Lebowa Platinum Mines and its current 50-50 joint ventures with Anglo Platinum ("Lebowa transaction").

In accordance with the definitive agreements for the Lebowa transaction, closing of the Lebowa transaction is targeted for no later than 30th November 2008.

Detailed terms of the financing, once finalised, will be announced by the Company once requisite consents for such financing have been obtained from the Department of Minerals and Energy, South Africa and other relevant parties.

For further information on Anooraq and its South African properties, please visit our website www.anooraqresources.com or call investor services in South Africa at +27 11 883 0831 or in North America at 1 800 667 2114.

ON BEHALF OF THE BOARD OF DIRECTORS
Philip Kotze
President and CEO

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

The American Stock Exchange has neither approved nor disapproved the contents of this press release.

Cautionary and Forward Looking Information

This release includes certain statements that may be deemed "forward looking statements". All statements in this release, other than statements of historical facts, that address potential acquisitions, future production, reserve potential, exploration drilling, exploitation activities and events or developments that Anooraq expects are forward looking statements. Anooraq believes that such forward looking statements are based on reasonable assumptions, including assumptions that: the Lebowa transaction will complete;  Lebowa will continue to achieve production levels similar to previous years; the planned Lebowa expansions will be completed and successful; Anooraq will be able to secure future debt and equity financing on favourable terms; and the Ga-Phasha and Platreef Project exploration results will continue to be positive. Forward looking statements however, are not guarantees of future performance and actual results or developments may differ materially from those in forward looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation and continued availability of capital and financing, and general economic, market or business conditions.Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward looking statements. For further information on Anooraq, investors should review the Company's annual information form filed on SEDAR at www.sedar.com or in form 20-F with the United States Securities and Exchange Commission and its other home jurisdiction filings that are available at www.sedar.com.